January 25, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Asia Timmons-Pierce

Re: Transphorm, Inc.
Registration Statement on Form S-1
File No. 333-252269

Acceleration Request

Requested Date: January 27, 2021
Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Transphorm, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-252269) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Erika Muhl at (650) 849-3352.

Sincerely,

TRANSPHORM, INC.

By:	/s/ Cameron McAulay
Cameron McAulay
Chief Financial Officer

cc:	Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
Erika Muhl, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation